Exhibit 99.1

AVG Reports Fourth Quarter and Fiscal Year 2014 Financial Results

Achieves milestone of exceeding 100 million mobile users; quarterly total revenue of $100.2 million

AMSTERDAM, February 18, 2015 — AVG Technologies N.V. (NYSE: AVG), the online security company for 197 million active users and 101 million mobile users, today reported results for the fourth quarter and fiscal year ended December 31, 2014.

Key highlights

•	Total revenue for the quarter at $100.2 million

•	Subscription revenue showed double digit growth both for the quarter and full year

•	Total revenue for the year at $374.1 million

•	Total user count increased to 197 million

•	Achieved 100 million mobile user milestone, growing 50% year over year

•	Successful launch and continued acceleration of AVG Zen roll out

•	Completed acquisitions of Locations Labs, Norman Safeground and Winco to support core elements of our strategy including mobile, channel and geographic expansion

•	Non-GAAP diluted EPS was $1.91 and GAAP net income per diluted ordinary share was $1.02 for the full year

“Our fourth quarter confirmed another good year for AVG. Our pivot of the business and focus on predictable, sustainable subscription revenue already had strong traction which we accelerated with our fourth quarter execution. The acquisitions we completed are a key complement to our development activities.” commented Gary Kovacs, CEO of AVG. “In 2014 we repositioned AVG as the online security company and made great progress in delivering an easy to use, integrated set of security offerings to protect devices, data and people. We believe that our strong user base and growing mobile success, underpinned by our AVG Zen product and increasing SMB presence, means we are well-positioned to deliver in 2015 and beyond.”

Fourth quarter 2014

Subscription revenue increased 15% over the same period one year ago to $77.4 million. The increase in subscription revenue was the result of growth in both the consumer and SMB segments of the business. Platform-derived revenue was $22.7 million, impacted by the Google policy changes and our continued exit from the third party search distribution business. Total revenue for the fourth quarter of 2014 was $100.2 million, which we estimate would have been $102.5 million on a constant currency basis. This compares to $101.9 million in the fourth quarter of 2013.

We completed a number of acquisitions in the fourth quarter, out of which Location Labs was the largest yet undertaken by AVG and accelerates our mobile monetization. During the fourth quarter AVG entered into a $280 million credit facility consisting of a $230 million term loan and a $50 million revolver facility. The term loan was fully drawn down and the revolver facility was left undrawn as of December 31st, 2014.

We delivered non-GAAP adjusted net income for the fourth quarter of 2014 of $16.2 million, or $0.31 per diluted ordinary share. This compares with non-GAAP adjusted net income of $28.2 million, or $0.52 per diluted ordinary share for the same period of the prior year1 with the difference being attributable to expenses during the fourth quarter associated with newly incurred debt and acquisitions.

GAAP net income for the fourth quarter of 2014 was $4.6 million, or $0.08 per diluted ordinary share. This compares GAAP with net income of $12.8 million, or $0.23 per diluted ordinary share in the prior year’s fourth quarter.

GAAP net cash provided by operating activities was $35.2 million for the quarter, compared with $32.9 million for the same period in the prior year. Non-GAAP free cash flow was $27.7 million for the quarter, compared with $28.7 million for the same period in the prior year.

[1]	Non-GAAP adjusted net income for the fourth quarter of 2014 excludes $2.7 million in share based compensation expense, $6.7 million in acquisition amortization, $1.2 million in acquisition-related costs, $1.5 million in restructuring, legal and other charges, $0.6 million in unwinding of discounts and changes in fair value, adjusted for $1.4 million in net reversal of capitalized development charges, together with a $0.3 million adjustment to normalize to a tax rate of 12.5%, as described in the Reconciliation of GAAP measures to non-GAAP measures.

Fiscal Year 2014

Subscription revenue increased 12% to $281.6 million from $250.8 million year over year. Our consumer subscription business grew 11% to $223.1 million and our small business segment by 18.7% to $58.5 million. For the fiscal year 2014, total revenue was $374.1 million.

Non-GAAP adjusted net income for 2014 was $100.4 million, or $1.91 per diluted ordinary share. This compares to non-GAAP adjusted net income of $118.2 million, or $2.16 per diluted ordinary share, for the prior year. The year over year difference was largely driven by expenses in 2014 associated with newly incurred debt and acquisitions.

GAAP net income for fiscal year 2014 was $54.4 million, or $1.02 per diluted ordinary share, based on 52.6 million weighted-average diluted ordinary shares outstanding, compared with net income of $63.7 million, or $1.16 per diluted ordinary share, based on 54.7 million weighted-average diluted ordinary shares outstanding, for fiscal year 2013.

AVG generated $108.8 million in cash from operating activities in fiscal year 2014, compared to $145.2 million for the prior year. Non-GAAP free cash flow was $93.2 million for fiscal year 2014, compared with $128.5 million for fiscal year 2013.

During 2014, we repurchased 1.9 million shares at a total cost of $35.3 million under our share repurchase program, which was approved in 2013.

Financial Outlook

Based on information available as of February 18, 2015, AVG is confirming the following outlook for fiscal year 2015:

•	Revenue is expected to be in the range of $410 million to $430 million.

•	Non-GAAP adjusted net income is expected to be in the range of $94.2 million to $99.2 million; non-GAAP diluted EPS is expected to be in the range of $1.80 to $1.90.

•	GAAP net income is expected to be in the range of $48.9 million to $53.9 million; GAAP net income per diluted ordinary share is expected to be in the range of $0.93 to $1.03.

AVG’s expectation of non-GAAP adjusted net income and non-GAAP diluted EPS for the fiscal year 2015 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 12.5%. For the purpose of calculating GAAP diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 52.6 million weighted-average diluted ordinary shares outstanding for the full year.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its fourth quarter 2014 and full fiscal year 2014 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or using the following phone numbers and conference ID: +1 646 254 3363 (USA); +1 416 216 4141 (Canada); +44 (0)20 3427 1909 (UK); Conference ID: 5098060.

A live version and replay version of the webcast can be accessed via http://investors.avg.com.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business and so we believe are useful for investors.

Adjusted net income, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income, free cash flow and their related ratios should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance and liquidity, respectively, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP measures to non-GAAP measures”. All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, net income per diluted ordinary share, non-GAAP adjusted net income and non-GAAP EPS for the fiscal year ending December 31, 2015 and/or future periods, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in international and national tax regulations and related proposals; changes in the Company’s growth strategies; changes in the Company’s future prospects, business development, results of operations and financial condition; the anticipated costs and benefits of the Location Labs and other acquisitions; the Company’s ability to comply with its credit agreements; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the Company’s key metrics, including the number of the Company’s active users, revenue per average active user, subscription revenue per subscriber and platform revenue per thousand searches; the potential effects of changes in the applicable search guidelines of our search partners, including the Company’s and its competitors’ responses to these changes; the termination of or changes to the Company’s relationships with its partners, including Google, Yahoo! and other third parties; changes in the Company’s and its partners’ responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company’s plans to launch new products and online services and monetize its full user base; the performance of the Company’s products, including AVG Zen; the Company’s ability to attract and retain active and subscription users; the Company’s ability to retain key personnel and attract new talent; the Company’s ability to adequately protect its intellectual property; flaws in the Company’s internal controls or IT systems; the Company’s geographic expansion plans; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company’s reports on Form 6-K and Form 20-F. The Company’s results of operations for the fourth quarter and the full year ended December 31, 2014 are not necessarily indicative of the Company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG is the online security company providing leading software and services to secure devices, data and people. Over 197 million active users, as of December 31, 2014, use AVG’s products and services. AVG’s Consumer portfolio includes internet security, performance optimization, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio - delivered by managed service providers, VARs and resellers - offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

All trademarks are the property of their respective owners.

Investor relations contacts:

Europe: Camelia Isaic	US: Scott McMullin

Tel. +420 702 205 848	Tel: +1 415 741 9860

Email: camelia.isaic@avg.com	Email: scott.mcmullin@avg.com

IR team email: ir@avg.com	IR website: http://investors.avg.com

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(in thousands of U.S. dollars)

	December 31,	December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$42,349	$138,907
Restricted cash	4,654	1,995
Trade accounts receivable, net	26,160	35,408
Inventories	1,017	1,030
Deferred income taxes	25,058	21,056
Prepaid expenses	5,927	6,946
Other current assets	5,416	5,926

Total current assets	110,581	211,268
Property and equipment, net	15,294	18,000
Deferred income taxes	33,820	26,813
Intangible assets, net	59,577	121,835
Goodwill	84,843	245,369
Investment	160	160
Other assets	2,507	23,644

Total assets	$306,782	$647,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,356	$13,603
Accrued compensation and benefits	18,245	16,544
Accrued expenses and other current liabilities	31,569	53,098
Current portion of long-term debt	—	2,300
Income taxes payable	4,680	2,724
Deferred tax liabilities	163	568
Deferred revenue	164,136	166,815

Total current liabilities	230,149	255,652
Long-term debt, less current portion	30,000	222,625
Deferred revenue, less current portion	33,050	34,028
Deferred tax liabilities	342	25,613
Other non-current liabilities	4,075	31,974

Total liabilities	297,616	569,892

Redeemable noncontrolling interest	—	40,040

Ordinary shares	727	727
Distributions in excess of capital	(128,809)	(122,560)
Treasury shares	(33,179)	(60,858)
Accumulated other comprehensive loss	(8,343)	(12,814)
Retained earnings	178,770	232,662

Total shareholders’ equity	9,166	37,157

Total liabilities and shareholders’ equity	$306,782	$647,089

AVG Technologies N.V.

Unaudited condensed consolidated statements of comprehensive income

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2014	2013	2014
Revenue:
Subscription	$67,262	$77,447	$250,839	$281,581
Platform-derived	34,640	22,725	156,274	92,492

Total revenue	101,902	100,172	407,113	374,073

Cost of revenue:
Subscription	(8,718)	(13,635)	(30,027)	(39,068)
Platform-derived	(10,259)	(2,033)	(38,818)	(12,759)

Total cost of revenue	(18,977)	(15,668)	(68,845)	(51,827)

Gross profit	82,925	84,504	338,268	322,246

Operating expenses:
Research and development	(17,022)	(21,725)	(60,885)	(70,168)
Sales and marketing	(24,814)	(29,565)	(96,382)	(96,950)
General and administrative	(17,484)	(22,313)	(70,902)	(75,790)

Total operating expenses	(59,320)	(73,603)	(228,169)	(242,908)

Operating income	23,605	10,901	110,099	79,338
Other expense, net	(225)	(3,700)	(7,379)	(5,325)

Income before income taxes and loss from investment in equity affiliate	23,380	7,201	102,720	74,013
Income tax provision	(10,550)	(2,609)	(39,006)	(19,579)

Net income	$12,830	$4,592	$63,714	$54,434

Less: Net income attributable to noncontrolling interest	—	8	—	8

Net income attributable to AVG Technologies N.V.	$12,830	$4,584	$63,714	$54,426

Comprehensive income	$9,555	$2,266	$59,461	$49,963
Less: Comprehensive income attributable to noncontrolling interest	—	8	—	8

Comprehensive income attributable to AVG	$9,555	$2,258	$59,461	$49,955

Earnings per share attributable to AVG ordinary shareholders:
Net income	$12,830	$4,584	$63,714	$54,426
Redeemable noncontrolling interest	—	(534)	—	(534)

Net income available to ordinary shareholders - basic	$12,830	$4,050	$63,714	$53,892

Net income available to ordinary shareholders - diluted	$12,830	$4,050	$63,714	$53,892
Earnings per share – basic	$0.24	$0.08	$1.18	$1.03
Earnings per share – diluted	$0.23	$0.08	$1.16	$1.02
Weighted-average shares outstanding – basic	53,748,873	51,538,401	54,208,065	52,219,176
Weighted-average shares outstanding – diluted	54,125,031	51,961,254	54,710,704	52,591,435

AVG Technologies N.V.

Unaudited condensed consolidated statements of cash flows

(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2014	2013	2014
OPERATING ACTIVITIES:
Net income	$12,830	$4,592	$63,714	$54,434
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,724	10,909	24,897	33,496
Share-based compensation	1,207	2,695	8,927	12,376
Deferred income taxes	2,806	2,453	18,108	14,025
Change in the fair value of contingent consideration liabilities	92	581	1,238	846
Amortization of financing costs and loan discount	79	303	4,127	494
Loss (gain) on sale of property and equipment	14	(52)	(114)	(78)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	1,250	5,381	10,361	(5,572)
Net change in deferred revenue	6,947	8,339	13,946	(1,214)

Net cash provided by operating activities	32,949	35,201	145,204	108,807

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(4,265)	(7,501)	(16,726)	(15,577)
Proceeds from sale of property and equipment	74	59	261	307
Cash payments for acquisitions, net of cash acquired	—	(133,357)	(27,686)	(133,357)
Purchase of equity investments	—	—	(160)	—
Proceeds from sale of investment	—	—	9,750	—
Decrease (increase) in restricted cash	(577)	(13,653)	(5,194)	(12,448)

Net cash used in investing activities	(4,768)	(154,452)	(39,755)	(161,075)

FINANCING ACTIVITIES:
Payment of contingent consideration	(2,250)	(2,250)	(2,648)	(2,250)
Payment of deferred purchase consideration	—	(3,928)	—	(3,928)
Proceeds of credit agreement	—	224,800	75,000	224,800
Debt issuance costs	(193)	(4,825)	(1,203)	(4,825)
Repayments of principal on former credit facilities	(9,167)	—	(145,863)	(30,000)
Proceeds from exercise of share options	677	935	8,894	2,831
Repurchases of share rights and options from employees	(2,158)	—	(5,064)	(1,460)
Repurchase of own shares	(26,825)	—	(43,411)	(35,334)

Net cash used in financing activities	(39,916)	214,732	(114,295)	149,834

Effect of exchange rate fluctuations on cash and cash equivalents	(853)	(563)	(695)	(1,008)

Change in cash and cash equivalents	(12,588)	94,918	(9,541)	96,558
Beginning cash and cash equivalents	54,937	43,989	51,890	42,349

Ending cash and cash equivalents	$42,349	$138,907	$42,349	$138,907

Income taxes paid	$(6,642)	$(1,740)	$(16,045)	$(9,797)
Interest paid	$(305)	$—	$(3,753)	$(525)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2014	2013	2014
Gross profit	$82,925	$84,504	$338,268	$322,246
Add back:
- Share-based compensation	8	19	40	58
- Acquisition amortization(1)	2,284	2,379	6,797	9,530
- Other adjustments(2)	49	115	93	115

Non-GAAP adjusted gross profit	$85,266	$87,017	$345,198	$331,949

Revenue	101,902	100,172	407,113	374,073

Non-GAAP adjusted gross profit margin	84%	87%	85%	89%

Operating expenses	$(59,320)	$(73,603)	$(228,169)	$(242,908)
Less:
- Share-based compensation	1,200	2,676	8,887	12,318
- Acquisition amortization(1)	1,985	4,363	5,475	9,153
- Other adjustments(2)	3,315	1,813	8,482	9,569

Non-GAAP adjusted operating expenses	$(52,820)	$(64,751)	$(205,325)	$(211,868)

Operating income	$23,605	$10,901	$110,099	$79,338
Add back:
- Share-based compensation	1,208	2,695	8,927	12,376
- Acquisition amortization(1)	4,269	6,742	12,272	18,683
- Other adjustments(2)	3,364	1,928	8,575	9,684

Non-GAAP adjusted operating income	$32,446	$22,266	$139,873	$120,081

Revenue	101,902	100,172	407,113	374,073

Non-GAAP adjusted operating income margin	32%	22%	34%	32%

Other expense, net	$(225)	$(3,700)	$(7,379)	$(5,325)
Less:
- Other adjustments(2)	—	—	2,643	—

Non-GAAP adjusted other expense, net	$(225)	$(3,700)	$(4,736)	$(5,325)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for per share data and cash conversion rates)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2014	2013	2014
Net income	$12,830	$4,592	$63,714	$54,434
Add back:
- Share-based compensation	1,208	2,695	8,927	12,376
- Acquisition amortization(1)	4,269	6,742	12,272	18,683
- Other adjustments(2)	3,364	1,928	11,218	9,684
- Provision (Benefit) for income taxes	10,550	2,609	39,006	19,579

Non-GAAP adjusted profit before taxes	$32,221	$18,566	$135,137	$114,756

Less: Estimated provision for income taxes(3)	(4,027)	(2,321)	(16,892)	(14,345)

Non-GAAP adjusted net income	28,194	16,245	118,245	100,411

Weighted-average shares outstanding - diluted	54,125	51,961	54,711	52,591
Non-GAAP adjusted net income	28,194	16,245	118,245	100,411

Non-GAAP diluted EPS	$0.52	$0.31	$2.16	$1.91

			December 31,	December 31,
			2013	2014
Cash and cash equivalents			$42,349	$138,907
Current portion of long-term debt			—	(2,300)
Long-term debt, less current portion			(30,000)	(222,625)

Net cash (debt)			$12,349	$(86,018)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2014	2013	2014
Net cash provided by operating activities	$32,949	$35,201	$145,204	$108,807
Less: Payments for property and equipment and intangible assets	(4,265)	(7,501)	(16,726)	(15,577)

Free cash flow(6)	$28,684	$27,700	$128,478	$93,230

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2014	2013	2014
Revenue	$101,902	$100,172	$407,113	$374,073
Free cash flow	28,684	27,700	128,478	93,230

Cash conversion	28%	28%	32%	25%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Twelve months ended
	December 31,
	2013	2014
Total revenue (trailing 12 months)	$407,113	$374,073
Active users at period end (in millions)(4)	177	197
Average active users (in millions)(5)	162	187

Twelve months trailing revenue per average active user	$2.52	$2.00

Share-based compensation

(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2014	2013	2014
Cost of revenue	$(8)	$(19)	$(40)	$(58)
Research and development	(385)	(799)	(1,013)	(2,495)
Sales and marketing	268	(241)	(1,172)	(1,556)
General and administrative	(1,083)	(1,636)	(6,702)	(8,267)

Share-based compensation	$(1,208)	$(2,695)	$(8,927)	$(12,376)

Acquisition amortization

(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2014	2013	2014
Cost of revenue	$(2,284)	$(2,379)	$(6,797)	$(9,530)
Research and development	(524)	(175)	(539)	(700)
Sales and marketing	(1,461)	(4,184)	(4,936)	(8,449)
General and administrative	—	(4)	—	(4)

Acquisition amortization	$(4,269)	$(6,742)	$(12,272)	$(18,683)

Other adjustments

(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2014	2013	2014
Cost of revenue	$(49)	$(115)	$(93)	$(115)
Research and development	(1,001)	980	(2,174)	(284)
Sales and marketing	(868)	(1,274)	(1,755)	(1,660)
General and administrative	(1,446)	(1,519)	(4,553)	(7,625)
Other expenses, net	—	—	(2,643)	—

Other adjustments	$(3,364)	$(1,928)	$(11,218)	$(9,684)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(1)	Includes amortization of acquired intangible assets.
(2)	Other adjustments between GAAP and non-GAAP measures in the three and twelve months ended December 31, 2014 are comprised of $0.1 million and $1.6 million respectively in charges associated with litigation settlements, $1.2 million and $6.6 million respectively in acquisition-related charges primarily relating to the Location Labs acquisition, $0.6 million and $0.6 million respectively in charges related to the unwinding of discounts and changes in fair value and $1.5 million and $2.3 million respectively in charges associated with the rationalization of the Company’s global operations, offset against $1.4 million and $1.4 million respectively in net reversals of capitalized development charges. Other adjustments between GAAP and non-GAAP measures in the three and twelve months ended December 31, 2013 comprise of $0.8 million and $1.8 million respectively in acquisition related charges primarily relating to the PrivacyChoice integration, $2.2 million and $3.6 million respectively in charges associated with the rationalization of the Company’s global operations, $0.4 million and $3.2 million respectively in charges associated with a litigation settlement and $0 million and $2.6 million respectively of accelerated deferred financing costs due to the full voluntary repayment of the long term debt in the second quarter of 2013.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the three months and twelve months ended December 31, 2014 and 2013. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(4)	As of and after March 31, 2014, active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days (ii) represent a unique mobile device, which has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Previously, active users were those that (i) have downloaded and installed our free software on a PC and have connected to our server at least twice, including at least once in the preceding 30-day period, (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server twice in the preceding 30-day period (with at least 24 hours between the first and second contact), (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. The changes as outlined above had an immaterial impact on PC users and led to an increase in the net number of mobile users of 2.4 million as of March 31, 2014. The presented comparative active user numbers for 2013 are based on the previous definition of active users.
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.
(6)	The free cash flow for the three and twelve months ended December 31, 2014 includes the payments of $2.7 million and $8.0 million respectively, relating to the other adjustments referred in note 2 above. The free cash flow for the three and twelve months ended December 31, 2013 includes the payments of $3.7 million and $7.2 million, respectively.